FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Baarerstr. 137 CH-6300 Zug Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: October 20, 2006	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

Explanatory Note

The attached is an English language summary of the German language Securities Prospectus of iQ Power AG (“iQ Power”) filed with the German Federal Financial Supervisory Authority (BaFin). The securities offered by have not been and will not be registered under the Securities Act of 1933, as amended, or any state in the United States. The securities will not be issued in the United States, to U.S. persons (as such term is defined under Regulation S of the Securities Act), or to, or for the benefit or account of any U.S. person or person in the United States. This current report on Form 6-K is being submitted for informational purposes only to comply with iQ Power’s reporting requirements in the United States. No securities will be offered in any jurisdiction where unlawful to do so.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the information set forth in the summary is truthful or complete. Any representation to the contrary is a criminal offense.

Securities Prospectus

for the public offer of

up to 23,302,637 registered shares having a nominal value of 0.03 Swiss francs each,

from the capital increase through cash contributions approved by the Company Board of Directors on 28 September 2006, which is projected to be finalized on 16 October and be supported by the approved capital created by the annual shareholders’ meeting of 4 May 2006

and

for the admission to the regulated market (General Standard) segment of the Frankfurt Stock Exchange of 46,605,275 registered shares

(share capital currently recorded in the commercial register)

and

up to 23,302,637 registered shares from the capital increase through cash contributions approved by the Company Board of Directors on 28 September 2006, which is projected to be finalized on 16 October and will be supported by the approved capital created by the annual shareholders’ meeting of 4 May 2006

and

515,550 registered shares from the contingent capital increase approved by the shareholders’ meeting of 10 November 2004, which have been issued but not yet recorded in the commercial registry,

each having a nominal value of 0.03 Swiss francs and fully entitled to dividends effective

1 January 2006

of

iQ Power AG

Zug, Switzerland

ISIN CH0020609688

German WKN A0DQVL

CUSIP H4304K110

Swiss Securities No. 2060968

28 September 2006

Sole Global Coordinator and Global Book Runner

CALYON Corporate and Investment Bank

1. SUMMARY OF THE PROSPECTUS

The following summary serves only as an introduction to this prospectus. It summarizes selected information from the prospectus and is augmented by detailed information contained elsewhere in this document. In any case, investors should study the prospectus in full and use its entire content as a basis for their investment decisions pertaining to the shares described in this prospectus. A glossary with the technical terms and abbreviations used in this prospectus can be found at the end of this prospectus.

In the event that an investor asserts claims before a court of law based on the information contained in this prospectus, then the investor appearing as the plaintiff may, should the case arise and when applying the national legal provisions of European Economic Area countries, be required to bear the costs of translating the prospectus prior to the start of the proceedings. In accordance with Article 5, Section 4 of the German Securities Prospectus Act (WpPG), iQ Power AG, Zug, Switzerland and CALYON S.A., Germany Offices, Frankfurt am Main, Germany have assumed responsibility for the summary of the prospectus and can be held liable for the content of the summary, however, only in the event that the summary is misleading, incorrect or contradictory when read together with the other parts of the prospectus.

1.1	Summary of Operations

Overview

iQ Power AG, Baarerstrasse 137, CH-63000 Zug, Switzerland (hereafter called “iQ Power” or the “Company” and together with its fully consolidated subsidiaries iQ Power Licensing AG, Zug, Switzerland and iQ Power Deutschland GmbH, Unterhaching, Germany, called the “iQ Power Group”) was established under Canadian law in Toronto, Canada on 20 December 1994. While maintaining its identity, it moved its corporate domicile from Vancouver in Canada to Zug in Switzerland with an effective date of 10 November 2004. The Company is an operative holding company and holds 100% of the shares or shareholdings in iQ Power Licensing AG, Zug Switzerland and iQ Power Deutschland GmbH, Unterhaching, Germany, as well as 40% of the shares in iQ Power Asia Inc., Seoul, South Korea. The stock of the Company has been included in the American electronic trading system of the Nasdaq OTCBB since June 1999. The stock was included in open-market trading on the Frankfurt Stock Exchange in July 2000 and in its Entry Standard open-market segment in October 2005. In addition, the stock is also listed for over-the-counter trading at the Berlin-Bremen, Düsseldorf and Stuttgart exchanges. The Company is currently examining various options regarding its exchange listing in the United States of America.

The iQ Power Group is a company whose operational focus is the field of research and development. It develops integrated solutions for the electrical energy management of motor vehicles. Electrical energy management means that the supply of electrical energy in vehicles is designed to be diagnosable and self-monitoring, whereby the loss of or interruption in the providing of electrical power – and thereby the failure or breakdown of the entire vehicle – is avoided. This technology lies within that area where vehicle systems engineering, electrical networks and on-board electronics interface.

The iQ Power Group intends to establish and strengthen its three business lines Consulting (Engineering Services), Component Sales and Licensing.

Through its Consulting (Engineering Services) business line, the iQ Power Group intends to provide its expertise and technology to automobile makers and their suppliers in the form of consulting services and thereby simultaneously open the market for the iQ Power Group’s technology.

The Component Sales business line will include the sale of self-developed products manufactured in its own production facilities. This is the business line in which the iQ Power Group develops diagnosable energy storage systems (smart batteries), measuring instruments and diagnostic systems to analyze vehicle energy and electrical systems, as well as hardware and software system solutions for battery and energy management. Most of the product candidates are still in the development phase. The iQ Power Group has, however, decided that iQ Power Deutschland GmbH will build a proprietary production plant in Dortmund in which the most advanced product candidate, the MagiQTM car battery, is to be manufactured on an industrial scale. At the same time, a high-performance factory is currently being established in South Korea by the joint venture iQ Power Asia Inc. This battery’s technology works in combination to address those factors that curtail the cycle life and performance of conventional lead batteries, in that the technology:

•	Protects the battery core against temperature fluctuations using external thermal insulation

•	Ensures the diffusion of the electrolyte solution and thereby increases the energy storage system’s cycle life and performance

•	Reduces the stress on the energy storage system at low temperatures through radiant heating, and

•	With the help of a microprocessor, continuously determines relevant data about the battery, uses this data to calculate its present operating status, and can record certain parameters

The first production facility for the manufacture of energy storage systems on an industrial scale, which the iQ Power Group is building in Gwangiu, South Korea through a joint venture with South Korean investors, is projected to begin manufacturing operations at the beginning of 2007. The second plant in Dortmund is currently in planning and should begin production in 2008. This facility is being designed to have a model character as an integrated site for production, research and development and production (showcase manufacturing plant), which – when scaled appropriately – can be built in a similar fashion in any region.

The plant in Dortmund will also serve to promote the iQ Power Group’s third business line of Licensing by demonstrating to potential licensees the product’s production-ready status and the manufacturing plant’s concept within a real-world factory environment. To do this, iQ Power wants to develop the virtual model of a digital factory with which all the manufacturing processes can be simulated on a computer. The Licensing business line will enable the opening of markets worldwide through the award of production and marketing licenses in exchange for license fees.

Strategy

The iQ Power Group sees itself as a consultant and supplier to automobile makers and their suppliers; and, within their field of business, in competition with the manufacturers of conventional car batteries and the suppliers of vehicle electronics. It is pursuing the long-term objective of making its technology an industry standard within the automotive industry and growing the Company into a leading provider of intelligent energy storage and energy management systems. It is applying the following strategy to achieve this objective:

•

The iQ Power Group concentrates on the three mutually supporting business lines described above (Engineering Services, Component Sales and Licensing). The industrial production of the MagiQTM car battery to soon start in the planned integrated site with model character for production, research and development, and production in Dortmund should have a favorable impact on the Licensing business. By the same token, the aim is for the Engineering Services business line to promote Component Sales.

•	The iQ Power Group intends to cooperate with experienced partners and intensify existing collaborations in all areas of its operating activities (development, production and sales).

•	The iQ Power Group seeks further growth by operating internationally and broadening its product portfolio through proprietary developments or acquisitions.

•

The iQ Power Group considers the next important step for its operating activities to be the establishment of a sales organization for all its business lines coinciding with the planned production startup at the sites in South Korea and Dortmund.

Competitive Strengths

In its estimation, the iQ Power Group distinguishes itself in particular by the following competitive strengths:

•

The iQ Power Group has assumed the role of first mover thanks to its early focus on the then-new technology for energy management in vehicles. The iQ Power Group has many years of experience in research and development within the field of energy management.

•

The Company operates in a growth market and expects the importance of electrical energy management in vehicles to grow strongly in the next years, since modern automobiles are becoming more dependent on the energy supply.

•	The iQ Power Group can draw on an experienced and capable management and development team that is closely bound to the Company.

1.2	Key Members of Corporate Bodies, Individuals, Employees and Shareholders

The Board of Directors, as the executive body of the Company, currently consists of Peter E. Braun (President of the Board of Directors), Dr. Raymond Wicki and Hans Ambos. Other important members of corporate and senior management are Walter Kälin as CFO (Chief Financial Officer) and Dr. Günther Bauer as CTO (Chief Technical Officer) of the iQ Power Group, as well as René Steiner as Director of iQ Power Asia Inc. and Christian Runge as Managing Director of iQ Power Deutschland GmbH. The iQ Power Group employed 21 permanent employees as at 28 August 2006. In addition there were 18 employees on the payroll of the joint venture iQ Power Asia Inc. as at 28 August 2006.

To the knowledge of the Company, there are no shareholders who hold 5% or more of the Company’s stock.

1.3	Summary of the Financial Situation

Until now the iQ Power Group’s business activities have been principally financed by raising equity, totaling approximately EUR 22.5 million since its founding in the year 1994. Because the iQ Power Group has so far had only limited revenues from its licensing business and the sale of individual products, the Company has thus far posted only losses. The major portion of the iQ Power Group’s expenditures was made for development activities. During the period of 1 January 2003 to 30 June 2006, the Company had (according to IFRS) expended almost EUR 2.8 million for research and development.

The balance sheet total increased in the year 2005 by EUR 925,000 to EUR 2,620,000 from EUR 1,695,000 in the prior 2004 year. The reasons for this were predominantly on the assets side with an increase in cash and cash equivalents and trade accounts receivable, as well as increases in fixed and immaterial assets. On the liabilities side, the causes can be found in the marked increase in shareholders’ equity and in the use of finance leases for the financing of noncurrent assets.

The balance sheet total rose to EUR 3,336,000 in the first half of 2006 as a result of a renewed increase in cash and cash equivalents and trade account receivables, as well as from an increase in fixed and immaterial assets on the assets side. On the liabilities side this rise was attributable to the increase in trade accounts payable.

Equity increased in the year 2005 by EUR 1,329,000 to EUR 1,863,000 over that of the previous 2004 year. In the first half of 2006 equity increased by EUR 360,000 to EUR 2,223,000. The causes for this were several capital increases, by which the issued shares were placed privately, and the exercise of options.

Administrative expenses totaled EUR 2,462,000 in the year 2005 compared to EUR 1,480,000 in the year 2004. This increase is attributable primarily to the first-time expenses for stock-based compensation (EUR 659,000) and the costs involved in increasing the staffing levels, the consulting in connection with financing, the costs for the equity stake in the joint venture iQ Power Asia Inc. and the establishment of the corporate domicile in Zug.

The increase in the administrative expenses by EUR 1,046,000 for the first half of 2006 over that of the first half of 2005 is due especially to the costs for the planned public offering of new shares (capital increase). The semiannual financial statements also include one-time charges of EUR 700,000 for preparing the securities prospectus, performing due diligence, auditing activities in the course of preparing the figures and legal counsel fees. Furthermore, wages and salaries rose by EUR 325,000 over that of the first half-year 2005 due to the increase in staffing from 14 to 21 positions.

To date proceeds have been generated from the sale of individual products, from licensing the iQ Power Group’s technology to the joint venture iQ Power Asia Inc., individual development services and from grants for research and development. As at 30 June 2006 the iQ Power Group’s cumulative net loss according to IFRS totaled EUR 21.2 million. Because the iQ Power Group is currently constructing two production facilities and intends to establish a sales organization, it assumes that it will generate additional significant losses before it can make a profit from the sale of its products.

The following synopsis of the financial data of the iQ Power Group was extracted or derived from the Company’s consolidated financial statements for fiscal year 2005 (“Financial Statements”) published on page F-11 and, in connection with these Financial Statements, should be read together with the audited consolidated financial statements of the iQ Power Group for the fiscal years 2003 to 2005 (ending 31 December respectively) to include the related notes and the presentation and analysis of the earnings, assets and financial position, which are printed in the Financial section of this prospectus. The Financial Statements were prepared according to IFRS (International Financial Reporting Standards) and were audited and certified by the Company’s auditing firm Deloitte AG headquartered in Zug, Switzerland.

The financial data of the iQ Power Group for the first half-year 2006 were extracted or derived from the Company’s unaudited consolidated semiannual financial statements for the period January to June 2006 printed on page F-3, and, in connection with these financial statements, should be read together with the audited consolidated financial statements of the iQ Power Group for the fiscal years 2003 to 2005 (ending 31 December respectively) to include the related notes and the presentation and analysis of the earnings, assets and financial position, which are printed in the Financial section of this prospectus. The financial statements were prepared according to IFRS (International Financial Reporting Standards).

Selected Data from the iQ Power Consolidated Statements of Income

In EUR 1,000 (except share data)	2005	2004	2003	30 June 2006 (unaudited)	30 June 2005 (unaudited)
Sales and other revenues	689	43	38	92	34
Cost of sales	-56	-22	-26	-92	-29
Gross margin	633	21	12	0	5
Research and development (R&D) expenses	-864	-859	-665	-350	-328
Government grants for R&D	134	71	13	64	58
Administrative expenses[1]	-2’462	-1’480	-1’170	-2’085	-1’039
Operating margin	-2’559	-2’247	-1’810	-2’371	-1’304
Net financial income/loss	33	206	592	-13	80
Loss from associated company[1]	-222	0	0	-88	0
Taxes	0	0	0	0	0
Net loss	-2’748	-2’041	-1’218	-2’472	-1’224
Basic and diluted weighted average number of shares outstanding[1]	38’700’116	31’039’170	23’242’183	45’257’606	36’221’500
Basic and diluted loss per share, on net loss	0.07	0.07	0.05	0.05	0.03

_________________________

 1 Administrative expenses totaled EUR 2,462,000 in the year 2005 compared to EUR 1,480,000 in the year 2004. This increase is attributable primarily to the first-time expenses for stock-based compensation (EUR 659,000) and the costs involved in increasing the staffing levels, the consulting in connection with financing, the costs for the equity stake in the joint venture iQ Power Asia Inc. and the establishment of the corporate domicile in Zug. The increase in the administrative expenses by EUR 1,046,000 for the first half of 2006 over that of the first half of 2005 is due especially to the costs for the planned public offering of new shares (capital increase). The semiannual financial statements also include one-time charges of EUR 700,000 for preparing the securities prospectus, performing due diligence, auditing activities in the course of preparing the figures and legal counsel fees. Furthermore, wages and salaries rose by EUR 325,000 over that of the first half-year 2005 due to the increase in staffing from 14 to 21 positions.

 2 iQ Power Asia Inc.

[3 IAS 33 defines the weighted average number of shares outstanding as follows: The weighted average number of shares outstanding within a given period is the number of ordinary shares that were outstanding at the beginning of the period, adjusted by the number of shares bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the relationship between the number of days the affected shares were outstanding and the total number of days in the period.

Selected Data from the iQ Power Consolidated Balance Sheet

In EUR 1,000	2005	2004	2003	30 June 2006 (unaudited)
Current assets	1’370	816	1’182	2’024
Of which are cash and cash Equivalents	926	608	904	1’459
Non-current assets	1’250	879	1’047	1’312
Total assets	2’620	1’695	2’229	3’336
Current liabilities	678	1’161	1’487	1’039
Non-current liabilities	79	0	0	74
Shareholders’ equity[4]	1’863	534	742	2’223
Total liabilities and shareholders’ equity[5]	2’620	1’695	2’229	3’336

Selected Data from the iQ Power Consolidated Statements of Cash Flow

In EUR 1,000	2005	2004	2003	30 June 2006 (unaudited)	30 June 2005 (unaudited)
Net cash used in operating activities	-2’632	-1’465	-1’191	-1’959	-640
Net cash used in investing activities	-637	-155	-358	-183	-55
Free cash flow	-3’269	-1’620	-1’549	-2’142	-695
Net cash from financing activities	3’535	1’290	2’289	2’689	1’298
Cash and cash equivalents at closing date	926	608	904	1’459	1’268

_________________________

 4 The cause for the increase in shareholders’ equity in the year 2005 and in the first half-year of 2006 were several capital increases, by which the issued shares were placed privately, as well as the exercise of options.

5 The balance sheet total increased in the year 2005 by EUR 925,000 to EUR 2,620,000 from EUR 1,695,000 in the prior 2004 year. The reasons for this were predominantly on the assets side with an increase in cash and cash equivalents and trade accounts receivable, as well as increases in fixed and immaterial assets. On the liabilities side, the causes can be found in the marked increase in shareholders’ equity and in the use of finance leases for the financing of noncurrent assets. The balance sheet total rose to EUR 3,336,000 in the first half of 2006 as a result of a renewed increase in cash and cash equivalents and trade account receivables, as well as from an increase in fixed and immaterial assets on the assets side. On the liabilities side this rise was attributable to the increase in trade accounts payable

Selected Data from the iQ Power Statements of Shareholders’ Equity

In EUR 1,000 (except number of shares)	Number of shares	Share capital	Capital reserve / additional paid-in	Accumulated deficit	Total shareholders’ equity
Balance at 1 January.2003	20’348’227	400	11’190	-11’304	286
Balance at 31 December 2003	27’563’071	542	13’474	-12’522	742
Balance at 31 December 2004	36’273’150	711	15’856	-16’007	534
Balance at 31 December 2005	45’105’275	883	19’761	-18’755	1’863
Balance at 30 June 2006 (unaudited)	47’118’825	922	22’554	-21’227	2’223

1.4	Summary of Risk Factors

The operating activities of the iQ Power Group are subject to a number of risks and uncertainties that are unique to the company, the market and the industry. Should any of the risks described below arise individually or together with other circumstances, then such an event or events can seriously interfere with and have a material negative impact on the earnings, assets and financial position of the iQ Power Group.

•

None of the iQ Power Group’s products have ever been produced on an industrial scale and the majority of the product candidates are still not series-production ready. There is no assurance that the iQ Power Group will succeed in manufacturing its products on an industrial scale in the near future or at all. It currently has no experience in manufacturing on an industrial scale.

•	It is uncertain if the iQ Power Group will ever be able to recover its incurred or future development and industrialization costs.

•	The planned construction and operation of production facilities may fail or be significantly delayed as a result of budget overruns, regulatory requirements or instances of damage or loss.

•

The use in the iQ Power Group’s business activities of substances that are hazardous to health can result in an obligation to pay damages or ensure abatement and remedy, or can endanger its operating authorizations and licenses.

•	The iQ Power Group is dependent on the reliability of its suppliers.

•	The iQ Power Group could be subject to future warranty or product-liability claims.

•

The iQ Power Group’s clientele is currently limited to a small number of individual customers and one licensee, which in addition is closely affiliated with the iQ Power Group. There is no assurance that the iQ Power Group will succeed in establishing and maintaining an adequate customer base.

•

The iQ Power Group currently does not have a sales and marketing organization worth mentioning and will find it extremely difficult to efficiently market its products and services without establishing such an organization.

•	The iQ Power Group is dependent on the collaboration with strategic partners for development, production and sales.

•

The operating activities of the iQ Power Group depend materially on its officers and executives. There is no assurance that the iQ Power Group will succeed in retaining these executives or attracting new ones.

•	It is uncertain whether the iQ Power Group can retain its current executives or attract new ones, since it has not taken out D&O insurance, which would cover the costs of protecting these individuals against claims arising from their activities, for any member of the Board of Directors or all the members of senior management. Furthermore, the purchase of such insurance can involve considerable costs or be entirely impossible.

•	There are limits to the extent to which the expertise, and the technology of the iQ Power Group that is built upon it, can be protected by patents or safeguarded as a business secret.

•	There exists the risk that the iQ Power Group’s technology may violate the property rights of third parties.

•

The iQ Power Group is only a minority shareholder in the joint venture iQ Power Asia Inc., the operating company for the planned South Korean production facility. It is therefore dependent on the willingness to cooperate on the part of its joint-venture partner.

•

There is no assurance that the business model of the iQ Power Group will prove to be workable. It is uncertain whether the intended change of the iQ power Group from a research-and-development company to a manufacturing company will succeed.

•

The intended further growth of the iQ Power Group and the internationalization of its operating activities, as well as the iQ Power Group’s possible acquisition of equity interests in other companies, may fail or lead to difficulties in the integration and the creation of structures for sustained growth. The acquisition of equity interests could furthermore be forestalled or restricted by competitors or through antitrust or other regulations.

•	The iQ Power Group can make no assurances that it will succeed in meeting the additional requirement for equity and/or outside capital needed for its operating activities.

•	It is uncertain whether the iQ Power Group will ever operate profitably.

•	Additional tax claims against the companies of the iQ Power Group cannot be ruled out.

•	It is uncertain whether a market for the iQ Power Group’s technology will develop or whether the iQ Power Group will ever be able to generate revenues in the required amount.

•	It is possible that the technology’s potential may only be partially realized, since the technology is dependent, among other things, on the success of integrated energy management systems.

•	It is uncertain whether the iQ Power Group will be able to enduringly keep pace with the rapid technological changes and the demands of the market.

•

The iQ Power Group must meet the automobile industry’s strict financial, technical and logistical specifications and standards when dealing with its suppliers. The consequences of failing to do so may include claims for damages and the loss of customer relationships.

•

There is intense competition with numerous established competitors on the market for conventional car batteries, who for the most part have more manufacturing experience and greater resources. There is no assurance that the iQ Power Group will succeed in establishing and maintaining itself on the marketplace.

•	The iQ Power Group’s operating activities are subject to the economic mood of the automobile market and to currency risks.

•

It cannot be ruled out that stricter legal regulations for the manufacture, sale and disposal of batteries will be enacted, which could have an impact on the technology and profitability of the iQ Power Group.

•	iQ Power Group operations are dependent on both currency prices and on the cost of raw materials, particularly for lead.

In addition, the Company sees the following specific risks and uncertainties from the offer in this prospectus:

•	The Company’s share price is subject to fluctuations.

•	It is uncertain whether the Company will ever distribute dividends.

•	The investors’ capital share can be diluted if investors do not exercise their subscription rights or when subscription rights are excluded during future capital increases.

•	The share’s issue price may imply a positive transaction value, which, however, may not necessarily be realized.

•	Lower priority is given to satisfying shareholder claims in the event of iQ Power insolvency.

•	Shareholders residing in the United States of America, Canada, Japan and Australia can, where appropriate or required, be excluded from subscription rights during future capital increases as well.

1.5	Summary of the Offer

The object of this prospectus for the purpose of a public offering are up to 23,302,637 new registered shares of iQ Power having a nominal value of CHF 0.03 each and fully entitled to dividends effective 1 January 2006 (ISIN: CH0020609688, German WKN: A0DQVL, CUSIP: H4304K110, Swiss Securities No. 2060968) (“New Shares”) from the capital increase through cash contributions approved by the Company Board of Directors on 28 September 2006, which is projected to be finalized on 16 October and be supported by the approved capital created by the annual shareholders’ meeting of 4 May 2006 (“Offer”). The global coordinator and global book runner is CALYON S.A., Corporate and Investment Bank, Germany Offices, Messeturm, Friedrich-Ebert-Anlage 49, D-60308 Frankfurt am Main, Germany (“CALYON”).

This is a public offering of new shares (capital increase) whereby shareholders, with the exception of those shareholders residing in the United States of America, Canada, Japan and Australia, will exercise subscription rights indirectly, because CALYON has agreed to acquire the shares from the capital increase and to offer these shareholders the shares at a subscription ratio of 1.9 : 1 (calculated on the basis of the shares entitled to be subscribed in relation to the issue of a maximum of 23,302,637 shares as per the decision of the Board of Directors). This means that each shareholder (with the exception of shareholders residing in the United States of America, Canada, Japan and Australia) can obtain from CALYON 10 New Shares for each 19 entitled old shares. Subscription rights for fractional shares are excluded, which means that figures will be rounded down to whole shares. CALYON will offer at market terms to various investors any New Shares that remain unsubscribed as a result of the indirect subscription offer.

The issue price for the subscription of New Shares will not exceed EUR 3.86, the Company’s highest stock price in the first half year of 2006. The issue price, at which the offered shares will be uniformly settled, will be established through bookbuilding on the basis of an order book and is expected to be published on 16 October 2006 in an ad-hoc announcement and on the Company’s website; on 17 October 2006 in the Börsen-Zeitung, Germany and on 19 October 2006 in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt), Switzerland. In the event that the number of unsubscribed shares is too low to do bookbuilding on the basis of an order book, then iQ Power and CALYON will set a fixed placement price at market conditions and publish it as an amendment to this prospectus. Purchasers are to remit the issue price for the shares, plus the standard securities commission, not later than the projected date of 19 October 2006.

There are no plans for any exchange rights trading by the Company in connection with the indirect rights offering of New Shares.

iQ Power expects issue proceeds of up to EUR 89,948,178 from the capital increase. One of the objectives that iQ Power is pursuing with this capital increase is to finance the building of iQ Power Deutschland GmbH’s production facility in Dortmund, for which the Company anticipates an investment amount that could reach into the double-digit millions. Since the type of funding is still pending, iQ Power is not yet able to state the amount of the investment costs and the related appropriation of the issue proceeds. In addition, the iQ Power Group intends to cover the current expenses of the iQ Power Group with the issue proceeds. Furthermore, the issue proceeds are also to be used to increase staffing in Dortmund and to establish a sales department, as well as for the acquisition of equity interests in other companies as applicable, though there is no explicit intent at this time to undertake the latter. And finally, the issue proceeds will generally help in strengthening the iQ Power Group’s capital and asset base.

The following is the projected timetable for the offer:

28 September 2006	Prospectus approved by the German Federal Financial Supervisory Authority (BaFin)

28 September 2006

Publication of the resolution of the Board of Directors for the capital increase (resolution on a capital increase) and for the exchange listing, as well as the announcement of approval of the prospectus, made through a DGAP announcement and on the Company’s website.

29 September 2006	Publication of the prospectus on the Company’s website and in printed copies available at both the Company and CALYON

29 September 2006	Publication of the indirect subscription offer in the Börsen-Zeitung with a reference made to the publication of the prospectus

2 October 2006	Start of the indirect subscription offer period (inclusive date)

3 October 2006	Publication of the indirect subscription offer in the Swiss Official Commercial Gazette with a reference made to the publication of the prospectus

11 October 2006	End of the indirect subscription offer period effective the at the close of the banking business day

12 to 16 October 2006	Placement of the unsubscribed New Shares

16 October 2006	Price setting and allocation

16 October 2006	Subscription and payment for the New Shares by CALYON

16 October 2006	Resolution by the Company Board of Directors finalizing the capital increase

16 October 2006	Publication of the issue price and the number of New Shares in an ad-hoc announcement and on the Company’s website

17 October 2006	Publication of the issue price and the number of New Shares in the Börsen-Zeitung, Germany

17 October 2006	Capital increase recorded in the commercial register

18 October 2006	Listing order by the Frankfurt Stock Exchange

19 October 2006	Publication of the issue price and the number of New Shares in the Swiss Official Commercial Gazette, Switzerland

19 October 2006	Start of trading on the regulated market (General Standard)

19 October 2006	Publication of the Frankfurt Stock Exchange’s listing order in the Börsen-Zeitung and in the Electronic Federal Official Gazette, both Germany

23 October 2006	Delivery of the New Shares by book entry

The prospectus is scheduled to be available for downloading on the Company’s website (www.iqpower.com) starting on 29 September 2006. Printed copies of the prospectus will be available at no charge effective that same date at the Company located at Baarerstrasse 137, CH-6300 Zug, Switzerland and at CALYON, Messeturm, Friedrich-Ebert-Anlage 49, D-60308 Frankfurt am Main, Germany.

The New Shares are not and will not be registered under the provisions of the United States Securities Act of 1933 (“Securities Act”) as amended or with the securities regulatory authorities of individual states within the United States of America; and, apart from exceptional cases based on an exemption from the registration requirements of the Securities Act, may not be directly or indirectly offered, or otherwise sold or delivered there.

This prospectus does not constitute an offer in any realm of law or legal system where such an offer would be unlawful. This prospectus may not be distributed to the United States of America, Canada, Japan or Australia.

Individuals who want to accept the offer outside the Federal Republic of Germany are requested to seek information about and comply with any restrictions in place outside the Federal Republic of Germany.

1.6	Exchange Listing

The object of this prospectus for the purpose of the listing on the Frankfurt Stock Exchange’s regulated market (General Standard) is the entire share capital of the Company in the amount of 46,605,275 registered shares (share capital currently recorded in the commercial register); the up to 23,302,637 registered shares of the Company that are fully entitled to dividends effective 1 January 2006 from the capital increase through cash contributions approved by the Company Board of Directors on 28 September 2006, which is projected to be finalized on 16 October and be supported by the approved capital created by the shareholders’ meeting of 4 May 2006; as well as 515,550 registered shares from the contingent capital increase approved by the shareholders’ meeting of 10 November 2004, which have been issued but not yet recorded in the commercial registry, each having a nominal value of 0.03 Swiss francs and fully entitled to dividends effective 1 January 2006. The application for admission to the regulated market (General Standard) is expected to be submitted on 29 September 2006 with the listing anticipated for 18 October 2006.